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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Jo-Ann Stores, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
47758P307
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	47758P307	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,372,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,372,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,372,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)  Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), which are the registered holders of the shares of Common Stock of Jo-Ann Stores, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)  Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No.	47758P307	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,372,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,372,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,372,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)  Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No.	47758P307	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,372,910 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,372,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,372,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)  Based on 24,045,160 shares of Common Stock of Jo-Ann Stores, Inc. outstanding as of April 21, 2006, as reported by Jo-Ann Stores, Inc. in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006.

CUSIP No. 47758P307	Page 5 of 9
Item 1.     Security and Issuer.
          This Statement relates to shares of Common Stock, without par value (the “Common Stock”), of Jo-Ann Stores, Inc., an Ohio corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5555 Darrow Road, Hudson, Ohio 44236.
Item 2.     Identity and Background.
          (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Mr. Michael E. Tennenbaum, a United States citizen (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). TCP, Mr. Tennenbaum and TCO (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
          (b) The address of each Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
          (c) The principal business of TCP is investment advising. TCP’s managing member is TCO. The principal business of TCO is making investments and managing assets. TCO’s managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.
          (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).
          (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) Mr. Tennenbaum is a United States citizen.
Item 3.     Source and Amount of Funds or Other Consideration.
          This Statement relates to the acquisition by the Reporting Persons (or their affiliates) from one or more sellers in the open market of an aggregate of 2,372,910 shares of Common Stock (collectively, the “Shares”). The Reporting Persons purchased the Shares for aggregate consideration of $31,745,217.22 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Pages hereof as follows:

Reporting Person	Aggregate Shares Purchased	Aggregate Consideration
SVOF	1,668,778	$22,325,200.92
SVEF	704,132	$9,420,016.30

Totals:	2,372,910	$31,745,217.22

CUSIP No. 47758P307	Page 6 of 9
          No part of such aggregate consideration paid for the Shares was represented by funds or other consideration specifically borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.
Item 4.     Purpose of Transaction.
          The Reporting Persons believe the Shares are an attractive investment and that the value of the Issuer’s outstanding Common Stock may increase if effective steps are taken to improve operations of the Issuer. Accordingly, the Reporting Persons intend to communicate with management and/or members of the board of directors of the Issuer and will seek to play a constructive role in assisting the Issuer to achieve its potential.
          The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Shares and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law.
          The Reporting Persons do not intend, either alone or in concert with another person, to exercise control of the Issuer.
Item 5.     Interest in Securities of the Issuer.
          (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 9.9% of the outstanding shares of Common Stock of the Issuer, based on 24,045,160 shares of Common Stock outstanding as of April 21, 2006, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on May 8, 2006. TCP may be deemed to beneficially own 2,372,910 shares of Common Stock (9.9% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 2,372,910 shares of Common Stock (9.9% of the outstanding shares), which he has shared voting and dispositive power with TCP and TCO. TCO may be deemed to beneficially own 2,372,910 shares of Common Stock (9.9% of the outstanding shares), which it has shared voting and dispositive power with TCP and Mr. Tennenbaum. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
          (c) The following transactions with respect to the Shares were open market purchases on the New York Stock Exchange consummated by the Reporting Persons (or their affiliates) within 60 calendar days prior to the date of this Statement:

Date	Purchaser	Shares of Common Stock	Price Per Share
3/21/2006	SVOF	97,824	$12.99
3/22/2006	SVOF	60,481	$13.22
3/23/2006	SVOF	22,012	$13.36

CUSIP No. 47758P307	Page 7 of 9

Date	Purchaser	Shares of Common Stock	Price Per Share
3/24/2006	SVOF	18,426	$13.28
3/27/2006	SVOF	50,987	$13.26
3/29/2006	SVOF	9,635	$13.19
3/30/2006	SVOF	35,163	$13.49
3/31/2006	SVOF	69,482	$13.45
4/3/2006	SVOF	42,196	$13.44
4/4/2006	SVOF	79,469	$13.39
4/5/2006	SVOF	35,163	$13.25
4/10/2006	SVOF	64,489	$12.93
4/11/2006	SVOF	188,264	$12.74
4/12/2006	SVOF	17,582	$12.47
4/13/2006	SVOF	6,611	$12.47
4/21/2006	SVOF	10,971	$12.19
4/26/2006	SVOF	13,362	$12.14
4/27/2006	SVOF	14,769	$12.16
5/1/2006	SVOF	105,490	$12.46
5/2/2006	SVOF	119,555	$12.56
5/3/2006	SVOF	70,326	$12.98
5/4/2006	SVOF	134,816	$13.49
5/5/2006	SVOF	105,490	$14.04
5/8/2006	SVOF	55,277	$14.63
5/9/2006	SVOF	145,083	$14.72
5/10/2006	SVOF	95,855	$14.85
3/21/2006	SVEF	41,276	$12.99
3/22/2006	SVEF	25,519	$13.22
3/23/2006	SVEF	9,288	$13.36
3/24/2006	SVEF	7,774	$13.28
3/27/2006	SVEF	21,513	$13.26
3/29/2006	SVEF	4,065	$13.19
3/30/2006	SVEF	14,837	$13.49
3/31/2006	SVEF	29,318	$13.45
4/3/2006	SVEF	17,804	$13.44
4/4/2006	SVEF	33,531	$13.39
4/5/2006	SVEF	14,837	$13.25
4/10/2006	SVEF	27,211	$12.93
4/11/2006	SVEF	79,436	$12.74
4/12/2006	SVEF	7,418	$12.47
4/13/2006	SVEF	2,789	$12.47
4/21/2006	SVEF	4,629	$12.19
4/26/2006	SVEF	5,638	$12.14

CUSIP No. 47758P307	Page 8 of 9

Date	Purchaser	Shares of Common Stock	Price Per Share
4/27/2006	SVEF	6,231	$12.16
5/1/2006	SVEF	44,510	$12.46
5/2/2006	SVEF	50,445	$12.56
5/3/2006	SVEF	29,674	$12.98
5/4/2006	SVEF	56,884	$13.49
5/5/2006	SVEF	44,510	$14.04
5/8/2006	SVEF	23,323	$14.63
5/9/2006	SVEF	61,217	$14.72
5/10/2006	SVEF	40,455	$14.85
          (d) SVOF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,668,778 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer. SVEF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 704,132 shares of Common Stock, which is less than 5% of the outstanding Common Stock of the Issuer.
          (e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.     Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.

CUSIP No. 47758P307	Page 9 of 9
SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:
/s/ Michael E. Tennenbaum*
	Name:	Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney, dated April 22, 2003, incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004.

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, without par value, of Jo-Ann Stores, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.
     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 11th day of May, 2006.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company Each of the above by:
/s/ Michael E. Tennenbaum*
Name:	Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum*
Michael E. Tennenbaum

*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact